EXHIBIT 99.1

Transportation Sector Consultants Has One of Ohio's Leading School Districts Join Its "Partners Club"

School District Seeks to Improve and Innovate Their Student Transportation System

CHARLESTON, S.C., Dec. 10, 2015 (GLOBE NEWSWIRE) -- Transportation Sector Consultants, Inc. (TSC), an innovative transportation total solutions company working with school districts and private contractors, today announced that Parma City School District in Parma, Ohio, the state's 11th largest school district, has become the latest member of TSC's growing Partners Club. The Parma City School District serves over 11,500 students in grades K-12 residing in the cities of Parma, Parma Heights and Seven Hills, operates approximately 100 vehicles and is district owned and operated.

"We are thrilled to have the Parma City School District join our TSC Partners Club," stated Doug Martin, Vice President for TSC. "They are progressive thought leaders and one of the leading school districts in Northern Ohio. We are helping them with new, innovative solutions for their transportation system and they are embracing ways to make their operations more cost efficient. The district will be able to take advantage of our custom designed programs created to help lower the cost of operations. Parma is our first school district in Ohio to join the Club and we are excited to work closely with them to enhance service levels, increase safety and reduce costs. We look forward to growing our footprint in the Buckeye State and throughout the Midwest by demonstrating and providing solutions that work for schools to reduce their cost and improve their operations. The more schools that join the Club, the more that can take advantage of the new technology and vast services that we bring. With aging fleets, driver shortages and the availability of new technologies, we are hearing from more and more schools today that clearly need some help. Our in-house routing and optimization team reduces vehicles, ensures driver compliance and, of course, products like SafeStop, the innovative app which tracks bus and student arrivals for parents and school officials, is what parents are looking for today. This is all about improving and saving dollars using technology and our expertise which allows educators to use those funds more efficiently."

TSC provides solutions for school district and contractor-owned operations that enhance and generate significant cost savings. Under the TSC Partners Club, members enjoy exclusive services such as the use of expert analysis in routing and scheduling to reduce vehicles; the modernization of aging fleets with easy financing and leasing programs that greatly improve driver morale and lower transportation costs; ongoing fleet and safety reviews to ensure federal and state compliance; and access to the newest, state-of-the-art online driver training programs tailored to each member's needs to improve driver awareness and further reduce accidents. TSC can also be of assistance with its expertise in driver recruiting and staffing programs, which many school districts are struggling with today. To learn more about Transportation Sector Consultants and how easy it is to join the TSC Partners Club, please visit www.TSCPartners.com. To inquire about a free consultation, please contact Doug Martin at 843.884.2720 x245 or dmartin@tscpartners.com.

About Transportation Sector Consultants

Transportation Sector Consultants (TSC) is dedicated to providing unique logistics and management solutions to improve the way school district and contractor-owned operations run their pupil transportation system, including transportation system management, procurement and financing programs, supply purchasing, maintenance reviews, routing enhancement, school bus technology consultations, safety compliance, and enhanced online learning and development programs. A partnership with TSC permits school districts and contractors to be members of the TSC Partners Club allowing them to stay in control of their fleet and drivers while affording them exclusive membership benefits such as direct access to top industry knowledge, state-of-the-art technology, and economies of scale otherwise not available to district-operated transportation systems. For more information about Transportation Sector Consultants, please visit www.TSCPartners.com.

CONTACT: Doug Martin
         Vice President
         843.884.2720 x245
         dmartin@tscpartners.com